Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended June 30,
	2016	2015
Income from continuing operations before income taxes	$558	$317
Add (deduct):
Fixed charges	93	136
Capitalized interest	(2)	(2)
Amortization of capitalized interest	4	4
Equity in earnings related to equity method investees	(11)	(26)
Distributions from equity investments	18	11
Adjusted earnings	$660	$440
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$78	$121
Capitalized interest	2	2
Portion of rents representative of the interest factor	13	13
Total fixed charges	$93	$136
Ratio of earnings to fixed charges	7.1	3.2